FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of APRIL 2006

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 1820, 701 West Georgia Street., Vancouver, British Columbia, Canada V7Y 1K8

(Address of principal executive offices)

Attachments:

1.

Notice of the Meeting and Record Date dated April 11, 2006

2.

News release dated April 12, 2006

3.

Material Change Report dated April 24, 2006 (re: April 12/06 news release)

4.

Material Change Report dated April 27, 2006 (re: April 27/06 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date: July 5, 2006

By:

“Michael Levy”_______

 Name

Its:

President and Director__

(Title)

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Drilling on Molejon Confirms Gold Resource and Finds New Zone

Vancouver, BC – April 12, 2006: Michael Levy, the President of Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”), is pleased to announce that analytical results are now available from ALS Chemex from the first 17 holes of the 58-hole diamond-drilling program at the 100% - owned Molejon gold deposit.  Material gold interceptions are tabulated below:

hole#	Interval m	thickness m	grade g/tonne	host rock
MO-06-07	24.0 - 34.0	10.0	5.2	BRHM
MO-06-08	0.0 - 25.0	25.0	6.2	BRHM, FQPO
MO-06-09	6.0 -15.5	9.5	5.9	SAP, QZBX
MO-06-10	1.4 -10.0	8.6	5.5	QZBX, FSPO
MO-06-11	6.0 - 39.3	33.3	7.4	SAP, FQPO, QZBX
MO-06-12	25.9 - 52.0	26.1	5.6	QZBX, FSPO
MO-06-13	0.0 - 22.0	22.0	2.3	SAP, QZBX
MO-06-14	28.8 - 32.0	3.2	11.8	QV
MO-06-15	0.0 - 8.5	8.5	3.4	SAP, QZBX
MO-06-16	39.5 - 52.0	12.5	4.6	FQPO, ANFL, BR, FSPO
MO-06-17	0.0 - 9.0	9.0	3.9	SAP, QZBX

BRHM - Hematitic Breccia

SAP - Saprolite

QZBX - Quartz Breccia

FQPO - Feldspar- Quartz Porphyry

FSPO - Feldspar Porphyry

ANFL - Andesite Flow

BR - Breccia

QV - Quartz Vein

The gold mineralization occurs in saprolitic to hematitic quartz breccia in contact with feldspar porphyritic andesites. Core holes MO-06-09 and MO-06-16 extended gold mineralization trends seen in prior core hole MO-94-079 drilled by Adrian Resources in 1994. The mineralized interceptions of core holes MO-06-07 and MO-06-10 are in a new breccia zone, previously unidentified. Core holes MO-06-08 and MO-06-11 confirmed and extended a gold mineralized interception in hole MO-95-219 drilled in 1995 by Adrian Resources. This mineralized zone was extended yet further toward MO-95-132 by the new core hole MO-06-12. Core Holes MO-06-13, MO-06-15, and MO-06-17 extends mineralization to the north of MO-95-244 drilled in 1995 by Adrian Resources.

These results are especially encouraging in that:

(1)

all of these core holes intercepted shallow, continuous gold mineralization;

(2)

a new gold mineralized zone has been discovered;

(3)

prior drill results from 1994 and 1995 have been verified and can be used with the current data in a resource model;

(4)

there is continuity of mineralization between drill holes; and,

(5)

the gold mineralization appears to be of suitable thickness in these core holes for conventional surface mining methods.

Three core rigs are currently being used by Petaquilla at the Molejon site.  Over 2500 metres in 49 core holes have been drilled so far during the 2006 phase of project development.  Analytical data from the recent drilling will be available from the laboratory in the next few weeks.

The drilling of another 3300 metres or 35 core holes is anticipated to achieve a drill-hole density of 25 metres across the initial open pit area.  Additional condemnation drilling is planned to evaluate the area for a proposed processing facility.

The 2006 program is primarily designed to provide in-fill and extension drilling on the southern part of the deposit, to assist in the completion of a feasibility study and to confirm the location of the starter pit. Three or more mineralization trends in quartz breccia and silicified andesite breccia extend across the deposit.

The current results adjoin with the data received from the SRK study published in a Company news release of October 26, 2005, and are one more step in the process to bring the Molejon deposit to a NI 43-101 measured resource.

Exploration trenching is also on-going at the Molejon site to identify drill targets that would not be visible in the heavy jungle terrain.  The data also can be used to project shallow resource trends from proximal drill holes.  Trenching has been used successfully by Petaquilla since 2005 to identify target areas for exploration drilling and to see changes in the surficial geology.  A separate Press Release will address the trenching results.

The on-site independent QP, Sean C. Muller, P. Geo. has observed and verified that recent drilling, sample preparation and ALS Chemex laboratory procedures utilized for the Molejon project meet N.I. 43-101 standards.  Samples were analysed by fire assay on 50 g aliquots with a gravity finish. Strict QA/QC protocols have been defined and implemented under Mr. Muller’s supervision including the submission of blanks, standards and duplicate core samples to the laboratory.   The QP has been involved in several gold discoveries and development projects internationally since 1973.

A map of the drilling area will be posted to the Company website shortly.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Michael Levy"

Michael Levy, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
1820 – 701 West Georgia Street
Vancouver, British Columbia
V7Y 1K8

Item 2.

Date of Material Change

April 12, 2006

Item 3.

News Release

The Company’s news release dated April 12, 2006, was disseminated by CCN Matthews on April 12, 2006.

Item 4.

Summary of Material Change

The Company announced that analytical results are now available from ALS Chemex from the first 17 holes of the 58-hole diamond-drilling program at the 100%-owned Molejon gold deposit.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Michael Levy, President of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated April 24, 2006.

PETAQUILLA MINERALS LTD.

Per:

“Michael Levy”

Michael Levy

President

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Michael Levy

Contact telephone number:

604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Drilling on Molejon Confirms Gold Resource and Finds New Zone

Vancouver, BC – April 12, 2006: Michael Levy, the President of Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”), is pleased to announce that analytical results are now available from ALS Chemex from the first 17 holes of the 58-hole diamond-drilling program at the 100% - owned Molejon gold deposit.  Material gold interceptions are tabulated below:

hole#	Interval m	thickness m	grade g/tonne	host rock
MO-06-07	24.0 - 34.0	10.0	5.2	BRHM
MO-06-08	0.0 - 25.0	25.0	6.2	BRHM, FQPO
MO-06-09	6.0 -15.5	9.5	5.9	SAP, QZBX
MO-06-10	1.4 -10.0	8.6	5.5	QZBX, FSPO
MO-06-11	6.0 - 39.3	33.3	7.4	SAP, FQPO, QZBX
MO-06-12	25.9 - 52.0	26.1	5.6	QZBX, FSPO
MO-06-13	0.0 - 22.0	22.0	2.3	SAP, QZBX
MO-06-14	28.8 - 32.0	3.2	11.8	QV
MO-06-15	0.0 - 8.5	8.5	3.4	SAP, QZBX
MO-06-16	39.5 - 52.0	12.5	4.6	FQPO, ANFL, BR, FSPO
MO-06-17	0.0 - 9.0	9.0	3.9	SAP, QZBX

BRHM - Hematitic Breccia

SAP - Saprolite

QZBX - Quartz Breccia

FQPO - Feldspar- Quartz Porphyry

FSPO - Feldspar Porphyry

ANFL - Andesite Flow

BR - Breccia

QV - Quartz Vein

The gold mineralization occurs in saprolitic to hematitic quartz breccia in contact with feldspar porphyritic andesites. Core holes MO-06-09 and MO-06-16 extended gold mineralization trends seen in prior core hole MO-94-079 drilled by Adrian Resources in 1994. The mineralized interceptions of core holes MO-06-07 and MO-06-10 are in a new breccia zone, previously unidentified. Core holes MO-06-08 and MO-06-11 confirmed and extended a gold mineralized interception in hole MO-95-219 drilled in 1995 by Adrian Resources. This mineralized zone was extended yet further toward MO-95-132 by the new core hole MO-06-12. Core Holes MO-06-13, MO-06-15, and MO-06-17 extends mineralization to the north of MO-95-244 drilled in 1995 by Adrian Resources.

These results are especially encouraging in that:

(6)

all of these core holes intercepted shallow, continuous gold mineralization;

(7)

a new gold mineralized zone has been discovered;

(8)

prior drill results from 1994 and 1995 have been verified and can be used with the current data in a resource model;

(9)

there is continuity of mineralization between drill holes; and,

(10)

the gold mineralization appears to be of suitable thickness in these core holes for conventional surface mining methods.

Three core rigs are currently being used by Petaquilla at the Molejon site.  Over 2500 metres in 49 core holes have been drilled so far during the 2006 phase of project development. Analytical data from the recent drilling will be available from the laboratory in the next few weeks.

The drilling of another 3300 metres or 35 core holes is anticipated to achieve a drill-hole density of 25 metres across the initial open pit area.  Additional condemnation drilling is planned to evaluate the area for a proposed processing facility.

The 2006 program is primarily designed to provide in-fill and extension drilling on the southern part of the deposit, to assist in the completion of a feasibility study and to confirm the location of the starter pit. Three or more mineralization trends in quartz breccia and silicified andesite breccia extend across the deposit.

The current results adjoin with the data received from the SRK study published in a Company news release of October 26, 2005, and are one more step in the process to bring the Molejon deposit to a NI 43-101 measured resource.

Exploration trenching is also on-going at the Molejon site to identify drill targets that would not be visible in the heavy jungle terrain.  The data also can be used to project shallow resource trends from proximal drill holes.  Trenching has been used successfully by Petaquilla since 2005 to identify target areas for exploration drilling and to see changes in the surficial geology.  A separate Press Release will address the trenching results.

The on-site independent QP, Sean C. Muller, P. Geo. has observed and verified that recent drilling, sample preparation and ALS Chemex laboratory procedures utilized for the Molejon project meet N.I. 43-101 standards.  Samples were analysed by fire assay on 50 g aliquots with a gravity finish. Strict QA/QC protocols have been defined and implemented under Mr. Muller’s supervision including the submission of blanks, standards and duplicate core samples to the laboratory.   The QP has been involved in several gold discoveries and development projects internationally since 1973.

A map of the drilling area will be posted to the Company website shortly.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Michael Levy"

Michael Levy, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
1820 – 701 West Georgia Street
Vancouver, British Columbia
V7Y 1K8

Item 2.

Date of Material Change

April 27, 2006

Item 3.

News Release

The Company’s news release dated April 27, 2006, was disseminated by CCN Matthews on April 27, 2006.

Item 4.

Summary of Material Change

The Company announced that the shareholders of Minera Petaquilla, S.A. will revise and update the January 1998 Feasibility Study (the “1998 Feasibility Study”) completed by H.A. Simons (now AMEC) for the Petaquilla Copper Project, to more accurately reflect current prices and technological advances.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Michael Levy, President of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated April 27, 2006.

PETAQUILLA MINERALS LTD.

Per:

“Michael Levy”

Michael Levy

President

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Michael Levy

Contact telephone number:

604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Update of AMEC 1998 Feasibility Study

Vancouver, BC – April 27, 2006: Michael Levy, President of Petaquilla Minerals Ltd. (“PTQ” or the “Company”) is pleased to announce that the shareholders of Minera Petaquilla, S.A. will revise and update the January 1998 Feasibility Study (the “1998 Feasibility Study”) completed by H.A. Simons (now AMEC) for the Petaquilla Copper Project, to more accurately reflect current prices and technological advances.

Minera Petaquilla, S.A. is owned by PTQ and Inmet Mining Corporation (“Inmet”) as to 52% and 48% interests respectively;  Teck Cominco Ltd. (“Teck Cominco”) has the right to acquire one half of PTQ’s interest by funding all of PTQ’s share of costs to commercial production.  The work required to revise and update the 1998 Feasibility Study will be funded by Teck Cominco, Inmet and the Company, and the completion date for the revised study is expected to be September 30, 2006.

AMEC Americas Limited (“AMEC”) has been engaged to carry out this revision, which will include the following specific assessments:

•

Reviewing the truck and shovel fleet equipment selection, with a view to the utilization of larger equipment.

•

Reviewing the grinding circuit capacity to determine if a single grinding line would provide the capacity required for the 120,000 tpd throughput rate.

•

Reviewing the flotation equipment selection in light of the larger equipment currently available.

•

For any of the above revised approaches that appear technically feasible, to estimate their capital and operating cost impacts on the Project to the prefeasibility level (+/- 25% to +/-30%).

Based on the 1998 Feasibility Study, completed for the joint venture partners under the direction of Teck Cominco, the Petaquilla, Botija and Valle Grande deposits contain a mineable reserve of 1.115 billion tonnes grading 0.50% copper, 0.09 g/t gold, 0.015% molybdenum, as well as recoverable silver.  The variable economic cut-off grade varied from U.S. $5.10 per tonne to U.S. $6.50 per tonne (including a low-grade stockpile, for which a marginal cut-off grade of U.S. $2.92/tonne was used, to be milled at the end of the mine life).

The recoverable metal content contained in these reserves, based on a 120,000 tonnes per day throughput and a 23 year mine life, totals:

9.4 billion pounds of copper,

1.37 million ounces of gold,

24.1 million ounces of silver, and

131.1 million pounds of molybdenum.

The 1998 Feasibility Study was prepared prior to the introduction of National Instrument 43-101, and refers to categories of reserves which are not the same as those contained in the current National Instrument.  The 1998 Feasibility Study refers to “measured and indicated mineable reserves”, which the Company believes are reliable and relevant.  The Company is of the view that such categories are materially equivalent to “proven” and “probable” mineral reserves in the current National Instrument.

Building upon the Minera Petaquilla update referred to above, the Company will finance 100% of the costs of a full NI 43-101-compliant Feasibility Study on the Petaquilla Copper Project.  This effort will be carried out by the Company with the assistance of the Company’s new potential Chinese partner.

The collective goal of this effort is to assure that all relevant data required for project financing considerations are made available by the end of 2006.

The Company is also currently developing the 100%-owned Molejon Gold Project in the Petaquilla Mineral District.  Molejon contains an inferred resource of 11.2 million tones grading 2.48 g/t for total contained gold of 893,000 ounces according to SRK’s updated report – October 2005.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Michael Levy"

Michael Levy, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.